Wolters Kluwer



PRESS RELEASE

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer at the 2007 Frankfurt Book Fair

Frankfurt, Germany (October 10, 2007) - Wolters Kluwer, a leading global information services and publishing company, announces its participation at the 2007 Frankfurt Book Fair, the world's largest trade fair for books, multimedia, and communications. From October 10 through 14, Wolters Kluwer colleagues from around the world will gather in Frankfurt to present top Wolters Kluwer brands and introduce a number of innovative products.

Wolters Kluwer health, corporate services, tax, accounting, legal, and regulatory businesses can be found in hall 4.2 (stand P401), showcasing flagship products from leading brands such as Adis, Aspen Publishers, CCH, CT TyMetrix, Kluwer Law International, Lamy, Lippincott Williams & Wilkins, Luchterhand, and Ovid. Featured product demonstrations at the fair include AspenLaw Studydesk, which creates a powerful digital integration between the user's own materials and Aspen Publishers' eBook study aids; the newest online management solutions from CT TyMetrix; and the latest on international taxation, trade, and copyright law from Kluwer Law International. Representatives from Ovid will be on hand to discuss the upcoming launch of OvidSP, the new search and discovery platform, as well as Ovid's latest electronic journal, book, and database content solutions through its partnership with the world's leading scholarly publishers.

Wolters Kluwer's experts will be available to speak on a variety of industry subjects, demonstrating the latest solutions and services to help their professional customers increase their efficiency and improve their productivity.

For more information or questions on Wolters Kluwer's presence at this event, email buchmesse@wolterskluwer.com (during the fair) or info@wolterskluwer.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

dw 10/17

END